AUDREY L. CHENG
Assistant Vice President, Counsel
Office: (949) 219-3202
Fax: (949) 219-3706
E-mail: Audrey.Cheng@PacificLife.com
April 26, 2013
VIA EDGAR
Deborah Skeens, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
File Nos. 033-13954 and 811-05141
Dear Ms. Skeens:
This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on February 4, 2013, concerning post-effective amendment (“PEA”) No. 98 to the Pacific Select Fund (the “Registrant”) registration statement on Form N-1A (the Prospectus (“Prospectus”) and Statement of Additional Information (“SAI”)), which was filed on January 22, 2013 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff comments followed by the Registrant’s responses.
Prospectus Comments:
1.	Comment: “New Funds” (as defined by Instruction 6 to Item 3 of Form N-1A):
(a)	Please confirm that the fee tables and expense examples for any New Funds comply with Instruction 6 to Item 3 of Form N-1A.

Response: So confirmed.

(b)	The fee tables and expense examples of some Funds that may no longer be New Funds conform to Instruction 6. Please review and revise accordingly (e.g., Emerging Markets Debt Portfolio).

Response: The Prospectus has been amended accordingly.

(c)	If any Fund has less than a full fiscal year of performance, disclose the portfolio turnover rate for the period and disclose the period for which the information is provided pursuant to Instruction 5 to Item 3 of Form N-1A (e.g., Emerging Markets Debt Portfolio).

Response: The Prospectus has been amended accordingly.

2.	Comment: Fees and Expenses:
(a)	Fee restatement: Please explain supplementally why a footnote was added to certain Funds’ Annual fund operating expenses tables stating that the expense information has been restated to reflect current fees.

Response: The Registrant added the footnotes because it determined that there had been changes in “Annual Fund Operating Expenses” (as defined in Instruction 3(d)(iii) to Item 3 of Form N-1A) during the most recent fiscal year for these Funds that would materially affect the information disclosed in the table for the respective Fund. These changes in “Annual Fund Operating Expenses” resulted in an increase to the expenses shown in the respective Fund’s table. For example, for the Long/Short Large-Cap Portfolio, the increase in expenses was due to the increased costs of financing the additional long positions in its portfolio to implement the Fund’s principal investment strategies. The Registrant had not finalized its most recent fiscal year’s financial statements, from which the Annual fund operating expenses are based, when it filed PEA No. 98. As such, the tables and related footnotes may be revised for the Registrant’s definitive filing once the financial statements have been finalized.

(b)	Fee waiver: Footnotes to certain Funds’ Annual fund operating expense tables state that the investment adviser has contractually agreed to waive its management fee through a one year period from the effective date of the registration statement, but also disclose circumstances where the fee waiver arrangement can be terminated before the one year period described in the footnotes. Please explain supplementally if the fee waiver arrangement can be terminated before the one year period.

Response: The fee waiver arrangement can be terminated as described in the footnotes, and it is possible that, upon the occurrence of certain events, a fee waiver arrangement could terminate before the one year period. However, the Registrant believes it has satisfied Instruction 3(e) to Item 3 of Form N-1A in that it has disclosed the period for which the fee waiver arrangement is “expected to continue, including the expected termination date.”

(c)	Expense example: Please confirm supplementally that for any Fund disclosing a fee waiver arrangement in its fee table, such fee waiver is only reflected for the period(s) of the fee waiver in the example.

Response: So confirmed.

(d)	Master-feeder funds: In the third footnote to the Annual fund operating expenses table, please revise to state that the master fund advisory fee is not included in the fee waiver.

Response: The footnote has been revised to state that the fee waiver results in a waiver of a portion of the advisory fee of the feeder fund. In addition, disclosure has been included in the statutory prospectus stating that the master fund advisory fee is not included in the fee waiver.
3.	Comment: All Funds: Please confirm supplementally that all principal risks are consistent with the principal investment strategies of the Fund.

Response: So confirmed.

4.	Comment: Performance:
(a)	Benchmark Indexes: The parenthetical next to the MSCI EAFE index is not the same in all references. In some performance tables, it states “reflects no deductions for fees or expenses” and in others it states “reflects no deductions for fees, expenses or taxes.” Please explain why there is a difference.
Response: The Prospectus has been amended to standardize disclosure. All references of the parenthetical now say “reflects no deductions for fees or expenses.”

(b)	Portfolio Optimization and Portfolio Dynamix Portfolios: Each Fund has a target allocation between equity and debt asset classes. The composite benchmarks for the Funds should reflect this allocation.

Response: The composite benchmarks for these Funds do reflect the respective Fund’s target allocations in the “Additional Information About Performance — Index Definitions” section of the Prospectus.
5.	Comment: Main Street Core Portfolio: Any principal risk disclosed should be related to a principal investment strategy. As such, please include disclosure of the related principal investment strategies that are subject to “Small Number of Holdings Risk.” This comment is also applicable to other Funds that disclose Small Number of Holdings Risk.

Response: The Principal risks disclosure for the Main Street Core Portfolio has been amended to delete Small Number of Holdings Risk because the risk is no longer a principal risk of the Fund.

The Registrant discloses Small Number of Holdings Risk for Portfolios that hold less than a certain minimum number of holdings. For any Portfolio that discloses Small Number of Holdings Risk, the Portfolio will also include disclosure regarding the strategy to invest in a small number of holdings in the Portfolio’s Principal investment strategies disclosure.

6.	Comment: Value Advantage Portfolio: If futures are the primary derivatives in which this Portfolio invests, please revise the risk disclosure to focus on futures.

Response: The Derivatives Risk disclosures included in the Fund’s Principal Risks disclosure and in the Derivatives Risk disclosure in the “Additional Information About Principal Investment Strategies and Risks—Additional Risk Information” section of the Prospectus currently disclose risks related to futures. Accordingly, no changes have been made in response to this comment.

7.	Comment: Precious Metals Portfolio: The Annual fund operating expenses table shows a breakpoint schedule for the Precious Metals Portfolio that requires approximately $1 billion dollars in assets to impose a 0.68% management fee. Please explain supplementally your basis for showing 0.68% as the management fee in the fee table for the Precious Metals Portfolio.

Response: The Precious Metals Portfolio is a “New Fund” as defined in Instruction 6 to Item 3 of Form N-1A and the Management fee disclosed in the Annual fund operating expenses table consists of the advisory fee that will be incurred by the Fund. The Precious Metals Portfolio is an underlying investment option for several of the Registrant’s fund-of-funds and as a result of allocations to the Precious Metals Portfolio by these funds-of-funds as well as estimated direct allocations to the Fund by contract owners, the Fund is expected to have an effective advisory fee of 0.69%.

8.	Comment: Purchase and Sales of Shares: Please revise the Prospectus to state that Class P shares of each applicable Fund are offered at net asset value or disclose why they are not.

Response: The Prospectus has been amended accordingly.

9.	Comment: Additional Information About Fees and Expenses: Please delete or update the periods for Funds that state that they are subject to an expense limitation agreement that will expire April 30, 2013.

Response: The Prospectus has been amended accordingly.
SAI Comment:
10.	Comment: On page 56, Registrant discloses that the Funds may value credit default or total return swaps at market value for purposes of applying certain of the Funds’ investment policies and restrictions. The SEC issued a concept release recently to request assistance and solicit public comment in their evaluation of whether the regulatory framework, as it applies to funds’ use of derivatives, continues to meet the purposes and policies underlying the 1940 Act and is consistent with investor protection. See Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011). This includes addressing whether market practices involving derivatives meet the leverage requirements consistent with the 1940 Act and applicable SEC guidance. See, e.g., Section 18 of the Investment Company Act of 1940 and Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”) [44 FR 25128 (Apr. 27, 1979)]. Please acknowledge that the SEC or its staff may issue future rules or guidance on derivatives, including relating to coverage requirements, which could impact the policies of the Funds and how they operate.

Response: So acknowledged.
Part C Comment:
11.	Comment: Please note that all agreements for the new Value Advantage Portfolio must be filed prior to the effective date of this post-effective amendment.

Response: The Registrant intends to file any agreements required pursuant to Item 28 of Form N-1A prior to the effective date of this post-effective amendment.
General Comments:
12.	Comment: Please provide all missing information (e.g., performance and identity of independent accounting firm) prior to the effective date of the Registration Statement.

Response: The Registration Statement disclosure will be amended accordingly.

13.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of the post-effective amendment.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

14.	Comment: Derivatives:

(a)	Please review each Fund’s use (whether direct or indirect) and disclosure of derivatives instruments in accordance with the July 30, 2010 letter from Barry D. Miller to Karrie McMillan (“ICI letter”) on derivatives to ensure that each Fund’s disclosure is appropriately tailored for each Fund.

Response: The Prospectus disclosure regarding derivatives has been reviewed and reflects the guidance provided in the ICI letter.

(b)	(i) For those Funds that can invest directly or indirectly through underlying portfolios in derivatives, please add all principal risks related to those derivatives

Response: The Registrant has reviewed its disclosure and considers it sufficient with respect to principal risks of derivatives.

(ii)	Please also confirm supplementally that the types of instruments named in the derivatives risk disclosure are consistent with the investment strategies of each of the Funds.

Response: So confirmed.
If you have any questions or further comments regarding this matter please contact me at 949-219-3202.
Sincerely,
/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Laurene MacElwee, Pacific Life Fund Advisors LLC Anthony Zacharski, Esq., Dechert LLP Rachael Schwartz, Esq., Paul Hastings LLP